LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

April 29, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Lake Shore Bancorp, Inc.

Registration Statement on Form S-1

Filed March 14, 2025

File No. 333-285836

To Whom It May Concern:

On behalf of Lake Shore Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comment, transmitted by letter dated April 2, 2025, is reproduced below, followed by the Company’s response. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for the three-month periods ended March 31, 2025 and 2024.

Form S-1 filed March 14, 2025

How We Intend To Use The Proceeds From The Stock Offering, page 36

1. We note that you may, “potentially restructure Lake Shore Bank’s investment securities portfolio.” Either here or elsewhere, as appropriate, provide additional details about this potential restructuring.

Response: Page 43 has been revised to provide additional information regarding the potential securities restructuring.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2025

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Benjamin Azoff
Benjamin Azoff

Enclosure

cc:	Todd Schiffman, Esq., SEC

Christian Windsor, Esq., SEC

Kim C. Liddell, President and CEO, Lake Shore Bancorp, Inc.